Dejour Reports Q1 2015 Results
49% Oil Production Increase Driven By New Woodrush Wells

Vancouver, B.C. May 7, 2015 – Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ) (“Dejour” or the “Company”), an independent oil and gas exploration and production company operating in North America’s Piceance Basin and Peace River Arch regions, today announced its financial results for the three month periods ended March 31, 2015.

Q1 2015 Key Financial and Operating Highlights are:

  Successfully completed and tied into production two new wells on January 26, 2015 that were drilled in December 2014 at the Company’s Woodrush property, north of Fort St. John, British Columbia. The Company owns a 99% working interest in both wells;
  Successfully completed the drilling, logging and casing of the 8 well production program at Kokopelli in Colorado (25% WI) on January 30, 2015, at depths ranging from 8500’ (Williams Fork) to 13,500” (Mancos). Completion and tie in to follow in Q3 2015; and
  Secured a $2 million bridge loan from a director of the Company to support corporate initiatives.

CORPORATE SUMMARY – THREE MONTHS ENDED MARCH 31, 2015

OPERATIONS	Three months ended March 31,
	2015	2014	Change

Production
Oil and natural gas liquids (bbls/d)	244	164	49%
Natural gas (mcf/d)	1,620	2,292	-29%
Combined (BOE/d)	514	546	-6%

Realized sales prices(1)
Oil and natural gas liquids ($/bbl)	49.88	93.51	-47%
Natural gas ($/mcf)	2.55	6.80	-63%

Operating expenses
Oil operations ($/bbl)	22.49	22.68	-1%
Natural gas operations ($/mcf)(2)	3.83	3.11	23%

Operating netback(3)
Oil operations ($/bbl)	18.76	55.26	-66%
Natural gas operations ($/BOE)	-7.86	13.97	-156%

General and administrative expenses ($/BOE)	14.79	17.05	-13%

Notes:
(1)	Decrease reflected lower benchmark oil and natural gas prices in Canada and the rest of the world.
(2)

Increase resulted from the costs associated with the reactivation of one of the gas wells at Drake/Woodrush and higher contractual pipeline transportation costs associated with a new contract signed on November 1, 2014.

(3)	Decline due to the reduction in oil and natural gas prices.

FINANCIAL (CA$ thousands, except per share)	Three months ended March 31,
	2015	2014	Change

Revenue	1,470	2,785	-47%
Royalties	193	511	-62%

Cash flow (1)	-421	387	-209%
Cash flow per share (basic)	-0.00	0.00	0%
Cash flow per share (diluted)	-0.00	0.00	0%

Net income (loss)	-1,169	-2,982	-61%
Basic ($/common share)	-0.01	-0.02	-67%
Diluted ($/common share)	-0.01	-0.02	-67%

Capital expenditures, net of dispositions	1,289	836	54%

Weighted average common shares outstanding (thousands)
Basic	182,402	155,478	17%
Diluted	182,402	155,478	17%

Bank debt, net of working capital	5,536	10,062	-45%

Note:
(1)

“Cash flow” is a non-GAAP measure calculated by adding back settlement of decommissioning liabilities and change in operating working capital to cash flows from (used in) operating activities. See “Non-GAAP Measure” below for details.

SUPPLEMENTAL FINANCIAL INFORMATION – NON-GAAP MEASURE

	Three months ended March 31,
(CA$ thousands)	2015	2014

Cash flows from (used in) operating activities	(199)	537
Change in operating working capital	(222)	(150)
Cash flow	(421)	387

The NYSE MKT (“the Exchange”), in a letter to the Company dated December 11, 2014, expressed that, in its opinion, Dejour has made a reasonable demonstration of its ability to regain compliance with Section 1003(a)(iv) of the Exchange’s Company Guide, which addresses a listing Company’s ability to continue operations and/or meet its obligations as they occur. The Exchange, in its prudence, has again granted the Company an extension to regain total compliance with Section 1003(a) (iv) by May 22, 2015. During this period, the Company will submit updated “Plans of Compliance” no later than at each quarter completion concurrent with the Company’s appropriate filing with the Securities and Exchange Commission. Any issuance of additional shares by the Company during this period will require the prior approval of a management committee of the Exchange. Failure to make progress consistent with the ‘Plan of Compliance’ or to regain compliance with the listing standards by the end of the extension period could result in the Company being delisted from the NYSE MKT LLC.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (41,100 net acres) and Peace River Arch regions (14,000 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Disclosures Regarding Reserve Estimates: The reserve estimates assume available funding for development of the properties. Disclosed values do not necessarily represent fair market value. A conversion ratio for Cubic Feet Equivalent of gas of 6 thousand cubic feet to 1 bbl is used in the above tables and is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Prospective Resources are defined as “those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. Prospective Resources are further subdivided in accordance with the level of certainty associated with recoverable estimates assuming their discovery and development and may be sub-classified based on project maturity”. There is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. These estimates represent the likely size of the resource, if present, and have not been adjusted for risk of failure.

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. Other risks include the Company’s ongoing review by NYSE MKT (“the Exchange”) to ensure the Company continues to regain compliance with Section 100 3(a)(iv) of the Company Guide which addresses a Company’s ability to operate as a going concern. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO
598 – 999 Canada Place,
Vancouver, BC Canada V6C 3E1
Phone: 604.638.5050 Facsimile: 604.638.5051
Email: investor@dejour.com

Investor Relations – New York
Craig Allison
Phone: 914.882.0960
Email: callison@dejour.com

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